Exhibit 99.1

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Press release
September 28, 2004
No : 22 - 2004



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For further information, please contact:
SCOR

Godefroy de Colombe  +33 (0)1 46 98 73 50 - Director for Public Affairs
Jim Root             +33 (0)1 46 98 73 63 - Director for Financial Communication
Stephane Le May      +33 (0)1 46 98 70 61 - Investor Relations Officer
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   SCOR estimates the cost of the hurricanes in the United States and in the
     Caribbean to be Euros 22.5 Million, on a gross basis and before taxes

Based on the information it has today, SCOR estimates that the cost of claims before taxes related to the recent hurricanes in the United States and in the Caribbean (Charley, Frances and Ivan) amounts on a gross basis to US Dollars 27 Million (Euros 22.5 Million).

Furthermore, the cost of the typhoons Chaba and Songda which struck Japan as well as the floods in China (Ranamin) amounts on a gross basis and before taxes to Euros 8 Million for the SCOR Group.

These natural events, given their exceptional frequency and severity, with a total gross cost before taxes of Euros 30.5 Million, will impact the results of the Third Quarter 2004.



Certain statements contained in this press release relating to SCOR's plans, strategies and beliefs are forward-looking in nature and are based on management's assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.